Exhibit 99.1

TO ALL STOCK EXCHANGES

BSE LIMITED

NATIONAL STOCK EXCHANGE OF INDIA LIMITED

NEW YORK STOCK EXCHANGE

September 12, 2025

Dear Sir / Madam,

Sub:  Exemptive relief granted by the U.S. Securities and Exchange Commission dated September 11, 2025 for the Buyback

This has reference to our letter dated September 11, 2025, regarding the outcome of the meeting of the Board of Directors of Infosys Limited (“Company”) approving the proposal to buyback up to 10,00,00,000 fully paid-up equity shares of the Company of face value of ₹ 5/- each for an amount aggregating up to ₹ 18,000 Crore (Rupees Eighteen Thousand Crore only) in accordance with the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (“Buyback Regulations”), the Companies Act, 2013 and the rules made thereunder (“Buyback”), subject to receipt of exemptive relief from the U.S. Securities and Exchange Commission (“SEC”) on certain aspects of the tender offer procedures, due to conflicting regulatory requirements between Indian and U.S. laws for tender offer buybacks.

We would like to inform you that, by way of a letter from the SEC dated September 11, 2025 (“Letter”), the Company has obtained the requested exemptive relief from the SEC. The Letter will be publicly available on the SEC’s website once posted by the SEC.

The Buyback is subject to approval of the shareholders by way of a special resolution through postal ballot. The record date for the Buyback will be determined in due course. The public announcement setting out the process, timelines and other statutory details will be released in due course in accordance with the Buyback Regulations.

This is for your information and records.

Yours Sincerely,

For Infosys Limited

A.G.S. Manikantha

Company Secretary

Membership No: A21918

Additional information pursuant to U.S. Law

The Buyback for the outstanding equity shares of the Company referenced herein has not yet been approved by the Company’s shareholders and, accordingly, the Buyback has not yet commenced. The communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to Company’s Buyback or otherwise. If the Buyback is approved by the Company’s shareholders, any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the letter of offer and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com.